September 14, 2010

VIA EDGAR and Facsimile

Cicely L. LaMothe

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	Choice Hotels International, Inc.

Form 10-K for the year ended December 31, 2009

Filed March 1, 2010

Forms 10-Q for the quarters ended March 31 and June 30, 2010

File No. 001-13393

Dear Ms. LaMothe:

We are pleased to respond to the comments included in your letter dated August 17, 2010 regarding our filings, as indicated above. For your convenience, your comments are repeated below in bold, followed by our responses.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Franchise System, page 10

1.	Please tell us why the table showing operating results for your combined domestic franchise system excludes results from the Cambria Suites and Ascend Collection properties. Similarly, please explain why you have excluded these properties from the data on pages 13, 44 and 53. We note that the excluded properties have not been in operation for each of the last five years; however, the increase in the total number of properties over the last five years suggests that other properties included in the data also were not in your franchise system for each of the last five years.

Response:

It is the practice of Choice Hotels International, Inc. (“the Company”) not to separately disclose operating statistics for particular brands until the brands have matured and stabilized. This is due to the fact that, as new franchised hotels commence operations they typically experience a “ramp up” period during which occupancy and average daily rates can fluctuate significantly as the hotel becomes established in its local market. When these new hotels are part of a new hotel brand system, we believe that these fluctuations are amplified by the fact that there is a relatively small number of hotels operating under the new brand name during this ramp up period, which can produce operating statistics that are not representative of the operations of a stabilized brand with a relatively larger number of operating hotels. The Company does not believe that the operating statistics for the Cambria Suites or Ascend Collection brands is material to an understanding of our results as the combined revenues from these brands represent less than 1% of our total revenue.

U.S. Securities and Exchange Commission

Furthermore, the operating information of our individual franchised hotels is the franchisees’ proprietary information and the inclusion of operating statistics for a brand with a relatively small number of hotels risks the disclosure of those individual franchisees’ operating performance which could put them in an adverse competitive position.

As a result, the Company’s disclosure review committee has determined not to include the operating results of a new brand in the Company’s combined domestic franchise system operating results in the referenced data presentation until the brands are considered to be stabilized, which is when at least 25 units have been open and operating for a twelve month period. Because neither Cambria Suites nor Ascend Collection meet the criteria to be considered stabilized, the operating statistics for these brands have not been separately disclosed in our Form 10-K. As noted above, the Company does not believe that the operating statistics for these brands is material to an understanding of our results as the combined revenues from these brands represent less than 1% of our total revenues.

Management’s Discussion and Analysis, page 44

2.	We note that your tabular presentation of operating information concerning domestic franchised hotels indicates that statistics represent operations for the period from December (2008) through November (2009). Please tell us why the period of time for which operating statistics are presented does not correspond to the period of time covered by the audited financial statements and other financial data presented throughout Management’s Discussion and Analysis.

Response:

The Company’s royalty, marketing and reservation fees are typically determined as a percentage of gross room revenues of each franchisee. In accordance with the terms of our franchise agreements, the Company’s franchise fees for the year ended December 31, 2009 are based on our franchisees’ operations for the period from December 1, 2008 to November 30, 2009. As a result, the operating statistics of our franchised hotels are presented for the period that corresponds with our franchisees’ operations. Franchise fees based on the franchisee gross room revenues for the twelve months from January 1, 2009 through December 31, 2009 would have varied by less than 1% from the total revenues reported.

Financial Statements and Notes

Note 1 – Company Information and Significant Accounting Policies

Marketing and Reservation Revenues and Expenses, page 76

3.

Based on your footnote disclosure, we understand that you record a receivable for marketing and reservation costs incurred in excess of the cumulative reservation fees earned. Although you believe the large geographically dispersed group of franchisees partially mitigates your credit risk related to this receivable, it is not clear what your

U.S. Securities and Exchange Commission

policy is for evaluating the collectability of this receivable and whether you have recorded an allowance for possible losses related to the marketing and reservation receivables. Please advise.

Response:

The Company evaluates the receivable for marketing and reservation costs in excess of cumulative marketing and reservation fees earned on a periodic basis for collectability. The Company will record an allowance when, based on current information and events, it is probable that we will be unable to collect all amounts due for marketing and reservation activities according to the contractual terms of the franchise agreements. The receivables are considered to be uncollectible if the expected net, undiscounted cash flows from marketing and reservation activities are less than the carrying amount of the asset.

Based on the Company’s analysis of projected net cash flows from marketing and reservation activities at December 31, 2009, the Company concluded that the receivable for marketing and reservation activities was fully collectible and as a result no allowance for possible losses was recorded.

The Company will include the disclosure above regarding its policy for evaluating the collectability of receivables from marketing and reservation activities in its future filings.

Note 3 – Notes Receivable

Forgivable Notes Receivable, page 81

4.	We note that you provide financing to franchisees in the form of notes receivable that are forgiven and amortized over a period of time in which the franchisee remains in good standing. It appears that you have recorded the related amortization as an expense in your statements of operations. Please provide the accounting literature you relied upon in determining the appropriate treatment for the cash consideration given to your franchisees and whether the related consideration and amortization should be reflected as an expense or a reduction to revenue.

Response:

As you correctly noted, in certain instances the Company may provide financing to franchisees for property improvements and other purposes. The financing provided under this program is supported by a promissory note executed between the Company and the franchisee in which the franchisee promises to repay the principal sum together with interest upon maturity unless certain conditions are met throughout the term of the promissory note. The principal sum and related interest are forgiven over the term of the promissory note if the franchisee remains in the system. If during the term of the promissory note, the franchisee exits our franchise system or is not operating their franchise in accordance with our quality or credit standards, the Company may declare a default under the promissory note and commence collection efforts with respect to the full amount of the then-current outstanding principal and interest. The Company has recorded these forgivable promissory notes as assets in its consolidated balance sheets since they meet the definition of an asset as defined in Financial Accounting Standards Board Statements of Financial Accounting Concepts 6 “Elements of Financial Statements”.

U.S. Securities and Exchange Commission

In accordance with the terms of the promissory notes, the initial principal sum and related interest are ratably reduced over the term of the loan on each anniversary date until the outstanding amounts are reduced to zero as long as the franchisee remains within the franchise system and operates in accordance with our quality and brand standards. As a result, the amounts recorded as an asset on the Company’s consolidated balance sheet are also ratably reduced since the amounts forgiven no longer represent probable future economic benefits to the Company. The Company records the reduction of its recorded assets through amortization expense on its consolidated statements of income based on the guidance under Accounting Standards Codification 952, “Franchisors” 720, “Other Expenses”, 25 “Recognition” (“ASC 952-720-25”). ASC 952-720-25 states that:

1.	costs relating to continuing franchise fees shall be expensed as incurred.

2.	indirect costs of a regular and recurring nature that are incurred irrespective of the level of sales shall be expensed as incurred.

The amortization of the principal and interest outstanding under the forgivable promissory notes is ratably recorded over the term of the promissory note and is not contingent on the level of sales or franchise fees. As a result, the Company has recorded these as an expense in its consolidated statements of income in accordance with ASC 952-720-25. Amortization expense related to forgivable promissory notes included in the Company’s consolidated statements of income for the years ended December 31, 2009, 2008 and 2007 totaled $2.0 million, $1.8 million and $1.8 million, respectively.

Exhibits

5.	We note that your auditor’s report is dated March 1, 2010 and that your chief executive officer and your chief financial officer certifications accompanying the report all precede the date of the auditor’s report. Please tell us how management was able to certify its report on your Form 10-K in advance of your auditor’s report on the financial statements and internal control over financial reporting. In the alternative, please update and refile your certifications with the proper date.

Response:

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) dated their certifications relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 on Friday, February 26, 2010. That date was the date that these officers confirmed the substance of their certifications. However, due to various administrative factors, the Company did not file its Form 10-K until Monday, March 1, 2010 and the Company’s auditors dated their report the same date. Although the CEO and CFO certifications were dated prior to the filing of the Form 10-K, those officers considered all subsequent events through the date of the filing of the Form 10-K and of the audit report prior to the filing of the certifications. In future filings, the Company’s CEO and CFO will date their Form 10-K and Form 10-Q certifications as of the filing dates of those reports.

U.S. Securities and Exchange Commission

Proxy Statement on Schedule 14A, filed March 25, 2010

Annual Incentive Cash Compensation, page 24

6.	We note your disclosure on page 25 that for 2009, Mr. Pepper’s incentive cash compensation was decreased by 6% due to his failure to meet his performance objective related to overall franchise sales. Supplementally, please provide Mr. Pepper’s performance objective target for overall franchise sales. In future filings please provide similar disclosure for each of your named executive officers for material changes in incentive cash compensation attributable to pre-determined individual performance objectives. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

Mr. Pepper’s 2009 performance objective target related to overall franchise sales was to oversee the execution of 430 new franchise agreements during 2009. In future filings, where applicable, we will provide similar disclosures for each of our named executive officers for material changes to targeted incentive cash compensation attributable to pre-determined performance objectives, subject, of course, to materiality considerations as well as the competitive harm standard contained in Instruction 4 to Item 402(b) of Regulation S-K.

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The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff-comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States,

Should you have any questions or wish to discuss the above responses, please do not hesitate to contact me at (301) 592-5117 or Scott Oaksmith at (301) 592-6659.

Sincerely,

/s/ David L. White

David L. White

Senior Vice President, Chief Financial Officer & Treasurer